UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

Creative 3D Technologies, Inc.
601 W St Johns Ave #1221
Austin, Texas, 78752
https://creative3dtechnologies.com/

Texas	**Corporation**	**September 8, 2017**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable
(Name of Co-Issuer)

Issuer Contact Information

Ethan Baehrend	**(512) 884-6576**	**ethan@creative3dtechnologies.com**
(Name)	(Telephone Number)	(Email Address)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C: Termination of Reporting ("**Form C-TR**") and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Ethan Baehrend, certify that Creative 3D Technologies, Inc. is eligible to terminate its obligation to file annual reports because [check one]:

☐ Creative 3D Technologies, Inc. is required to file reports under section 13(a) or section 15(d) of the Exchange Act of 1934;

☑ Creative 3D Technologies, Inc. has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one Form C: Annual Report ("**Form C-AR**") and has fewer than 300 holders of record;

☐ Creative 3D Technologies, Inc. has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, a Form C-AR for at least the three most recent years and has total assets that do not exceed $10,000,000;

☐ Creative 3D Technologies, Inc. or another party repurchased all of the securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or

☐ Creative 3D Technologies, Inc. has liquidated or dissolved its business in accordance with state law.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Ethan Baehrend
(Signature)

Ethan Baehrend
(Name)

Founder & CEO
(Title)

January 30, 2026
(Date)